Filed by Atna Resources Ltd.
Pursuant to Rule 425 under the Securities Act of 1933
Subject Company: Canyon Resources Corporation
Commission File Number: 001-11887
The following documents are filed with the Securities and Exchange Commission pursuant to Rule 425 in connection with the proposed merger transaction between Atna Resources Ltd. and Canyon Resources Corporation:
Description of Documents
Press release dated November 19, 2007 announcing proposed merger
Merger Presentation
Merger Profile

Exhibit 99.2

ATNA AND CANYON AGREE TO MERGE
VANCOUVER, BC and Golden, CO, November 19, 2007 – Atna Resources Ltd. (“Atna”) (TSX:ATN) and Canyon Resources Corporation (“Canyon”) (AMEX:CAU) jointly announced today a transaction whereby Atna will acquire all of the issued and outstanding shares of common stock of Canyon for a total value of approximately C$25.3 (US$25.9) million.
Atna and Canyon believe that the combination will benefit shareholders of both companies by creating a strong platform for growth with the following characteristics and synergies:
•	A multi-million ounce gold company highly leveraged to gold price.

•	Near term gold production from Briggs and Reward projects to complement development at Pinson.

•	Upside opportunity from complementary pipeline of gold exploration and development projects.

•	Focus on gold in the western U.S.

•	Exceptional management team with complementary skills and experience.

•	Size and financial strength to ensure continued growth

•	More than C$13.7 (US$14) million cash in hand
Under the proposed transaction, Canyon shareholders will receive 0.32 common shares of Atna for each share of common stock of Canyon. Based on Friday’s closing price of C$1.68 for Atna, the consideration is valued at C$0.54 (US$0.55) per Canyon common share. The consideration represents a premium of 44.9% to Canyon’s closing share price on November 16, 2007, or a 42.1% premium based on the 20-day volume weighted average share prices for both companies from that date.
Atna and Canyon have entered into an Agreement and Plan of Merger. The Board of Directors of Canyon has agreed to support the proposed transaction and recommends that Canyon shareholders vote in favor of it. Management and Directors of Canyon have entered into support agreements with Atna under which they have agreed to vote in favor of the transaction.
David Watkins, President and CEO of Atna, said, “The transaction complements Atna’s exciting development opportunity at the Pinson gold mine in Nevada with Canyon’s near-term production projects at the Briggs Gold Mine in California and the Reward Project in Nevada. Canyon also brings a number of complementary exploration and development properties, which combined with Atna’s portfolio of prospects, creates an impressive pipeline of opportunities in the merged entity.”
“Another key benefit to both Atna and Canyon shareholders is the creation of a powerful and balanced team of experienced mining professionals, which results from combining the complementary skill sets of the people in both companies. Jim Hesketh and I worked together for 14 years dating back to our days at Cyprus Amax in the 1990s. Jim has been a director of Atna for six years and is in a unique position to understand and appreciate the value of our assets and the growth platform we are creating.”
Jim Hesketh, President and CEO of Canyon, added, “This transaction provides an attractive premium to Canyon’s shareholders, while affording them the opportunity to participate in a growth-focused gold company through their investment in Atna. The combined company will have the financial strength and access to capital markets to advance Briggs and Reward into production. I am also excited about working with David Watkins again. I know him to be a superb individual who has a high level of integrity. I feel this is an excellent opportunity for Canyon.”
Atna intends to advance the Briggs and Reward projects into production in 2008-2009. Canyon is forecasting production from the projects to reach 60,000 - 80,000 oz per year at a cash cost of US$400 - 450 per ounce.
The gold mineralization in the two companies is reported in accordance with Canadian (Atna) and US (Canyon) regulatory requirements:

Atna	Table of Mineral Resources(1)
NI43-101

Cut-off(2)	Tons	Grade oz/t	Ounces Au
Measured + Indicated	2,505,000	0.421	1,063,000
Inferred	3,374,000	0.340	1,146,600

(1)	Project basis: Atna owns 70%, Barrick 30%: Barrick may reverse interest to 30:70 by spending US$30M by April 2009

(2)	Cut-off 0.20 oz/ton

(3)	Although “Measured Resources”, “Indicated Resources” and “Inferred Resources” are categories of mineralization that are recognized and required to be disclosed by Canadian regulations, the United States Securities and Exchange Commission (the “SEC”) does not recognize them. Disclosure of contained ounces is permitted under Canadian regulations, however, the SEC generally permits resources to be reported only as in place tonnage and grade. See “Cautionary Note to US Investors.”

Canyon	Table of Proven, Probable, and Mineralized Material
SEC Guide 7

Cut-off (1)	Tons	Grade g/t	Ounces Au(3)
Proven & Probable Reserves	4,338,000	0.030	130,000
Mineralized Material (2)	61,782,000	0.031

(1)	Cut-off 0.01 – 0.08 oz/ton function of open pit or underground

(2)	Mineralized material DOES NOT include proven and probable

(3)	Equity share of in-situ ounces

Summary of the Transaction
The transaction will be completed by way of a merger whereby each share of Canyon common stock will be exchanged for 0.32 of an Atna common share. All outstanding Canyon employee stock options will be cancelled and all outstanding warrants and convertible debentures of Canyon will be assumed by Atna and will be exercisable to acquire that number of common shares of Atna determined by reference to the share exchange ratio. Atna will grant options to Canyon’s employees at the time of closing. Atna will continue to trade on the Toronto Stock Exchange, under the symbol “ATN”.
David Watkins will continue to be the Chief Executive Officer and Chairman of the combined company, while Jim Hesketh will join the management team in the role of President and Chief Operating Officer. David Suleski, Canyon’s Vice President and Chief Financial Officer, will assume the same role at Atna. Bill Stanley and Bonnie Whelan of Atna will continue in their roles respectively as Vice President, Exploration and Corporate Secretary.
The Board of Directors of Canyon, having received the unanimous recommendation of a Special Committee of independent Directors, is recommending that holders of Canyon shareholders vote in favor of the transaction. Canyon’s financial advisors have provided an opinion to the Special Committee that the consideration to be received by Canyon shareholders pursuant to the transaction is fair, from a financial point of view, to Canyon shareholders. Atna’s financial advisors have provided an opinion to the Board of Directors of Atna that the consideration being offered is fair, from a financial point of view, to Atna shareholders.
The transaction is subject to all requisite regulatory and court approvals and other conditions customary to transactions of this nature. The transaction must be approved by the holders of a majority of the outstanding shares of common stock of Canyon at a special meeting of Canyon stockholders.
Atna has engaged National Bank Financial Inc. as its financial advisor. Canyon’s financial advisor is Wellington West Capital Markets Inc.
Conference Call
Management from both Atna and Canyon will host a joint conference call on November 19, 2007 at 10:00 a.m. (PST) / 1:00pm (EST). Shareholders are invited to participate in the conference call as follows:
Toll Free#   (877) 576 - 0177
International #    (706) 679 - 4128
Callers should reference Conference # 24901016.
A replay of the conference call will be available two hours following the call until midnight, Wednesday, November 21; by dialing (800) 642-1687 or (706) 645-9291

About Atna
Atna is building a successful gold exploration, development and mining enterprise in Nevada. Atna presently holds a 70% interest in the high grade Pinson gold deposit in Nevada, which is being developed by Pinson Mining Company, a wholly owned affiliate of Barrick Gold. Barrick has the right to increase its’ interest in the project to 70% (and reduce Atna’s share to 30%) by spending US$30,000,000 on the project prior to April 2009. Atna also holds a portfolio of exploration projects in Nevada, Canada, and Chile. Many of these projects are joint ventured to quality partners, spreading Atna’s risk and leveraging its opportunities. In addition, Atna holds a 9.45% royalty interest on silver and gold that may be produced from the Wolverine deposit, presently under development in the Yukon Territory, Canada. The company has an experienced well rounded, management team and Board, committed to the success and growth of the company through the exploration and development of its projects and with new acquisitions. Atna trades on the Toronto Stock Exchange under the symbol ATN.
About Canyon
Canyon owns the Briggs Gold Mine and four satellite deposits in California; the Reward Gold deposit near Beatty, Nevada; the Seven-Up Pete Gold deposit near Lincoln, Montana; and a portfolio of Nevada gold exploration properties. To date, the Company has developed in-place mineralized material on its properties containing over 1.9 million ounces of gold and recognizes substantial additional exploration potential. Canyon has developed re-start and underground test mining plans for its permitted Briggs Mine and is completing permitting and feasibility study work at the Reward Project.
In addition to the Nevada and California gold assets, Canyon owns over 900,000 acres of fee mineral rights in the State of Montana with identified industrial mineral and copper potential. Canyon also owns “carried” uranium interests in the Sand Creek-Converse uranium exploration joint venture in the Southern Powder River Basin of Wyoming. Canyon trades on the American Stock Exchange under the symbol CAU.
Additional Information and Where to Find it
This press release is not an offer to sell securities or the solicitation of an offer to buy securities. In connection with the proposed transaction, Atna and Canyon intend to file relevant materials with the SEC, including the filing by Atna with the SEC of a Registration Statement on Form F-4 (the “Registration Statement”), which will include a preliminary prospectus and related materials to register the common shares of Atna to be issued in exchange for Canyon common stock. The Registration Statement will incorporate a proxy statement/ prospectus (the “Proxy Statement/Prospectus”) that Canyon plans to mail to its stockholders in connection with obtaining approval to the proposed merger. The Registration Statement and the Proxy Statement/Prospectus will contain important information about Canyon, Atna, the transaction and related matters. Investors and security holders are urged to read the Registration Statement and the Proxy Statement/Prospectus carefully when they are available. Investors and security holders will be able to obtain free copies of the Registration Statement and the Proxy Statement/Prospectus and other documents filed with the SEC by Canyon and Atna through the web site maintained by the SEC at www.sec.gov.
Canyon and its directors and executive officers also may be deemed to be participants in the solicitation of proxies from the stockholders of Canyon in connection with the transaction described herein. Information regarding the special interests of these directors and executive officers in the transaction described herein will be included in the Proxy Statement/Prospectus described above. Additional information regarding these directors and executive officers is also included in Canyon’s annual report on Form 10-K, which was filed with the SEC on March 2, 2007. This document is available free of charge at the SEC’s web site at www.sec.gov. Atna and its directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of Canyon in connection with the transaction described herein. Information regarding the special interests of these directors and executive officers in the transaction described herein will be included in the Proxy Statement/Prospectus described above. Additional information regarding these directors and executive officers is also included in Atna’s Form 20-F filed with the SEC on June 30, 2005. This document is available free of charge at the SEC’s web site at www.sec.gov.  Copies of Atna’s filings may also be obtained without charge from Atna at its web site (www.atna.com) or by directing a request to Atna Resources Ltd., Attn.: Investor Relations, 510 – 510 Burrard Street, Vancouver, BC V6C 3A8.
Atna’s Mineral Resource Estimates
This press release and the mineral resources calculation were prepared under the supervision and review of William Stanley, V.P. Exploration of Atna, a Licensed Geologist and Qualified Person with the ability and authority to verify the authenticity and validity of information contained within this news release. The original resource estimate, which was prepared by Rob Sim, an independent consulting resource geologist, was first published in February 2005, supported by Technical Reports filed on SEDAR in March 2005, subsequently revised and re-filed in December 2005 and subsequently revised by Atna and re-filed in July 2007.
Forward-looking Statements
Certain forward-looking statements are included in this release, including statements relating to a proposed transaction between Canyon Resources Corporation and Atna Resources Ltd., reserve and resource amounts and anticipated production schedules. These statements are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. These forward-looking statements reflect Canyon’s and Atna’s current expectations regarding the proposed transaction, and speak only as of the date of this release. Investors are cautioned that all forward-looking statements in this release involve risks and uncertainties that could cause actual results to differ materially from those referred to in the forward-looking statements. Such risks and uncertainties include, among other things: (1) that Canyon stockholders will not support or approve the transaction in a timely manner, if at all; (2) that the closing of the transaction could be materially delayed or more costly and difficult than expected; (3) that the final value of the transaction could be adversely affected by changes in stock price of Atna Resources;  (4) that the transaction will not be consummated; (5) that, if closed, the anticipated benefits of the transaction will not materialize; and (6) risks relating to the ability to obtain permits and commence production and generate material revenues or obtain adequate financing for planned exploration and development activities. A full discussion of other known risks and uncertainties regarding Canyon Resources, its business and operations are included in its Annual Report on Form 10-K, for the year ended December 31, 2006, as filed with the SEC, copies of which are available without charge from Canyon Resources. A full discussion of other known risks and uncertainties regarding Atna Resources, its business and operations are included in its

Annual Report on Form 20-F, for the year ended December 31, 2006, as filed with the SEC, copies of which are available without charge from Atna Resources. These filings are also available electronically from the SEC Web site at www.sec.gov. If any of the events described in those filings were to occur, either alone or in combination, it is likely that Canyon’s or Atna’s ability to reach the results described in the forward-looking statements could be impaired and Canyon’s and/or Atna’s stock price could be adversely affected. Neither Canyon Resources or Atna Resources undertake any obligation to update or correct any forward-looking statements included in this presentation to reflect events or circumstances occurring after the date of this presentation.
For further information please contact:

Atna Resources Ltd.	Canyon Resources Corp.
David Watkins	James Hesketh
President & CEO	President & CEO
Tel: 604-684-2285	Tel: 303-278-8464
dwatkins@atna.com	jhesketh@canyonresources.com

Kendra Johnston	Valerie Kimball
Investor Relations Manager	Investor Relations Manager
Tel: 604-684-2285	Tel: 303-278-8464
kjohnston@atna.com	vkimball@canyonresources.com
Cautionary Note to US Investors
This press release and other information released by Atna uses the terms “resources”, “measured resources”, “indicated resources” and “inferred resources”. United States investors are advised that, while such terms are recognized and required by Canadian securities laws, the SEC does not recognize them. Under United States standards, mineralization may not be classified as a “reserve” unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made. Mineral resources that are not mineral reserves do not have demonstrated economic viability. United States investors are cautioned not to assume that all or any part of measured or indicated resources will ever be converted into reserves. Inferred resources are in addition to measured and indicated resources. Further, inferred resources have a great amount of uncertainty as to their existence and as to whether they can be mined legally or economically. It cannot be assumed that all or any part of the inferred resources will ever be upgraded to a higher category. Therefore, United States investors are also cautioned not to assume that all or any part of the inferred resources exist, or that they can be mined legally or economically.

Exhibit 99.1
ATNA RESOURCES LTD. Developing a Golden Future A Golden Combination

Certain forward-looking statements are included in this release, including statements relating to a proposed transaction between Canyon Resources Corporation and Atna Resources Ltd. These statements are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. These forward- looking statements reflect Canyon's and Atna's current expectations regarding the proposed transaction, and speak only as of the date of this presentation. Investors are cautioned that all forward-looking statements in this presentation involve risks and uncertainties that could cause actual results to differ materially from those referred to in the forward-looking statements. Such risks and uncertainties include, among other things: (1) that Canyon stockholders will not support or approve the transaction in a timely manner, if at all; (2) that the closing of the transaction could be materially delayed or more costly and difficult than expected; (3) that the final value of the transaction could be adversely affected by changes in stock price of Atna Resources; and/or (4) that the transaction will not be consummated. A full discussion of other known risks and uncertainties regarding Canyon Resources, its business and operations are included in its Annual Report on Form 10-K, for the year ended December 31, 2006, as filed with the SEC, copies of which are available without charge from Canyon Resources. A full discussion of other known risks and uncertainties regarding Atna Resources, its business and operations are included in its Annual Report on Form 20-F, for the year ended December 31, 2006, as filed with the SEC, copies of which are available without charge from Atna Resources. These filings are also available electronically from the SEC Web site at www.sec.gov. If any of the events described in those filings were to occur, either alone or in combination, it is likely that Canyon's or Atna's ability to reach the results described in the forward-looking statements could be impaired and Canyon's and/or Atna's stock price could be adversely affected. Neither Canyon Resources or Atna Resources undertake any obligation to update or correct any forward-looking statements included in this presentation to reflect events or circumstances occurring after the date of this presentation. Forward Looking Statement

This presentation is not an offer to sell securities or the solicitation of an offer to buy securities. In connection with the proposed transaction, Atna and Canyon intend to file relevant materials with the SEC, including the filing by Atna with the SEC of a Registration Statement on Form F-4 (the "Registration Statement"), which will include a preliminary prospectus and related materials to register the common shares of Atna to be issued in exchange for Canyon common stock. The Registration Statement will incorporate a proxy statement/ prospectus (the "Proxy Statement/Prospectus") that Canyon plans to mail to its stockholders in connection with obtaining approval to the proposed merger. The Registration Statement and the Proxy Statement/Prospectus will contain important information about Canyon, Atna, the transaction and related matters. Investors and security holders are urged to read the Registration Statement and the Proxy Statement/Prospectus carefully when they are available. Investors and security holders will be able to obtain free copies of the Registration Statement and the Proxy Statement/Prospectus and other documents filed with the SEC by Canyon and Atna through the web site maintained by the SEC at www.sec.gov. Canyon and its directors and executive officers also may be deemed to be participants in the solicitation of proxies from the stockholders of Canyon in connection with the transaction described herein. Information regarding the special interests of these directors and executive officers in the transaction described herein will be included in the Proxy Statement/Prospectus described above. Additional information regarding these directors and executive officers is also included in Canyon's annual report on Form 10-K, which was filed with the SEC on March 2, 2007. This document is available free of charge at the SEC's web site at www.sec.gov. Atna and its directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of Canyon in connection with the transaction described herein. Information regarding the special interests of these directors and executive officers in the transaction described herein will be included in the Proxy Statement/Prospectus described above. Additional information regarding these directors and executive officers is also included in Atna's Form 20-F filed with the SEC on June 30, 2005. This document is available free of charge at the SEC's web site at www.sec.gov. Copies of Atna's filings may also be obtained without charge from Atna at its web site (www.atna.com) or by directing a request to Atna Resources Ltd., Attn.: Investor Relations, 510 - 510 Burrard Street, Vancouver, BC V6C 3A8. Additional Information

Atna - Canyon merger Canyon shareholders receive 0.32 shares of Atna for each Canyon share Warrants, options and convertible debt become Atna obligations Transaction

Highlights A multi-million ounce gold company Near term production and cash flow Pipeline of gold development projects Western U.S. gold focus Synergistic management team Financial strength to ensure long term growth

Corporate Information Atna Canyon Combined Shares Outstanding 64.7 million 53 million 81.7 million Fully Diluted 67.2 million 73.2 million 90.8 million Cash* U.S.$ 12.2 M U.S.$ 4.3 M U.S.$ 16.5 M Debt Nil U.S. $825,000 6% LT Convertible Debentures U.S. $825,000 6% LT Convertible Debentures *As of September 30,2007

Peer Analysis The combined company trades at a low Enterprise Value / oz multiple relative to its peers Junior Producer Average 134 Midway Gold Corp. 122 Western Goldfields 121 Detour Gold Corporation 112 Allied Nevada Gold Corp. 75 Anatolia Minerals Dev. Ltd. 71 Yukon-Nevada Gold 52 Klondex Mines Ltd. 48 Combined 37 Metallic Ventures Gold Inc. 16 (1) Assumes 70% ownership of Pinson (2) Includes measured, indicated, inferred and historical resources

Re-rating Potential for significant re-rating as several projects are advanced toward production Atna Canyon Combined US$50/oz US$75/oz US$100/oz Atna (C$) 1.7 1.7 1.7 1.7 1.7 Atna Value creation Canyon (C$) 0.38 Value Creation 0.51 1.53 2.54 (1) Assumes 70% ownership of Pinson (2) Includes measured, indicated, inferred and historical resources

Management Team David Watkins, MSc, CEO, Chairman 40 years of global mining & exploration experience James Hesketh, MSc, President & COO 30 years of banking and global production experience David Suleski, BBA, CPA, VP & CFO 25 years of mining finance and accounting experience Bill Stanley, BSc, MBA, VP Exploration 30 years exploration experience focused in Nevada Bonnie Whelan, MBA, Corporate Secretary 25 years experience in public company administration

Gold Development Properties Pinson - Nevada Briggs - California Reward -Nevada Seven Up Pete - Montana Western U.S. Focus Western U.S. Focus

Mineralized Material Atna (1) Cut-off (3) Tons Grade oz/t Ounces Au Measured & Indicated 2,505,000 0.421 1,063,000 Inferred 3,374,000 0.340 1,146,600 (1) NI 43-101 compliant, (2) Atna 70%, Barrick 30%: Barrick may reverse interest to 30:70 by spending US$ 30M by April 2009, (3) Cut-off 0.20 oz/ton Pinson underground Cut-off (2) Tons Grade oz/t Ounces Au (3) Proven & Probable Reserves 4,338,000 0.030 130,000 Mineralized Material (4) 61,782,000 0.031 (1) SEC Guide 7 compliant, (2)Cut-off 0.01 - 0.08 oz/ton function of open pit or underground, (3)Equity share of ounces, (4) Mineralized material DOES NOT include proven and probable Canyon (1) Pinson Project Resource (2)

Pinson - Humboldt County, NV Atna 70%, Barrick 30% 2.2 million ounce resource 1.1 million oz M&I @ 0.42 oz/t 1.1 million oz Inferred @ 0.34 oz/t Barrick to spend US $30 million before April 2009 to earn a 70% interest Goals of Barrick program Underground development 85,000 feet of drilling New target exploration Advancement towards feasibility and production and production and production and production and production and production and production and production and production and production and production and production and production and production

Briggs - Inyo County, CA Near Term Production Existing plant and infrastructure Permitted operating site and leach pads Open pit engineering studies complete 35,000 oz/year over 4 years $468/oz cash cost, $8.25 million CAPEX Underground design near completion 0.8 million tons @ 0.215 oz/ton Au Excellent Exploration Potential High grade structures 6 mile strike length known mineral occurrences 550,000 oz historic production

Reward - Nye County, NV Near term production Feasibility study completion 2007 Heap leach project 30,000 - 40,000 oz/year Cash cost estimate < U.S.$400 Processing and management synergies with Briggs Project permitting underway Approval expected Q2 2008 Resource model (mineralized material) 12.7 million tons @ 0.025 oz/ton Au

Seven Up Pete - Lincoln, MT 1991 feasibility study Open pit mine with CIP circuit 75,000 oz/year production shown in prior Study Resource Model (mineralized material) 17 million Tons @ 0.035 oz/ton Au Vein system mineralization Non-cyanide metallurgical test work Gravity/flotation gold recovery Positive results developed Private lands and unpatented claims

Gold Exploration Properties Atna Clover Jarbidge Searchlight TJ - DF Canyon Adelaide Tuscarora Mt. Edna Tram

Royalties Wolverine, Yukon 9.4% NSR on precious metals McDonald, Montana 3% NSR on 2,870 acres of fee mineral rights Dominican Republic 0.4% NSR and production payments on 12 properties Mina Cancha, Argentina 2.5 % NSR on gold deposit

Other Assets Montana - 900,000 Acres of Mineral Rights Patented mineral rights Deposit target types include sedimentary hosted Cu/Ag, epithermal Au, massive sulfide, porphyry Cu, and industrial minerals Wyoming - Uranium Assets Converse/Sand Creek joint ventures 12,000 acres claimed or leased land Chile - Silver & Copper Assets Cachinal and Celeste joint ventures Canada - Base Metal Assets Wolf joint venture and Ecstall property

Transaction announcement Prepare Form F-4 Registration Statement Submit Form F-4 Registration Statement to SEC SEC review, comments and company response Mail Registration Statement and Proxy Statement Canyon Shareholder Meeting Closing of Transaction Week Beginning February 24 3 10 17 November December 12 1 8 15 26 5 12 19 5 19 29 22 January Timeline driven by SEC review Transaction Timeline

Summary A multi-million ounce gold company Near term production and cash flow Pipeline of gold development projects Western U.S. gold focus Synergistic management team Financial strength to ensure long term growth

A Golden Combination Creating a Unique Platform for Growth Developing a Golden Future ATN:TSX CAU:AMEX Atna Resources Ltd. Cautionary Note to US Investors This presentation and other information released by Atna uses the terms "resources", "measured resources", "indicated resources" and "inferred resources". United States investors are advised that, while such terms are recognized and required by Canadian securities laws, the SEC does not recognize them. Under United States standards, mineralization may not be classified as a "reserve" unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made. Mineral resources that are not mineral reserves do not have demonstrated economic viability. United States investors are cautioned not to assume that all or any part of measured or indicated resources will ever be converted into reserves. Inferred resources are in addition to measured and indicated resources. Further, inferred resources have a great amount of uncertainty as to their existence and as to whether they can be mined legally or economically. It cannot be assumed that all or any part of the inferred resources will ever be upgraded to a higher category. Therefore, United States investors are also cautioned not to assume that all or any part of the inferred resources exist, or that they can be mined legally or economically.

Exhibit 99.2

ATNA AND CANYON MERGER

A Golden Combination

ATNA RESOURCES LTD

Canyon Resources Corporation

Merging Atna and Canyon benefits shareholders of both companies:

- Creates a strong platform for growth
- A multi-million ounce gold company, highly leveraged to gold price
- Near term gold production at Briggs, Reward and Pinson
- Pipeline of gold exploration and development projects
- Focus on gold production in the western U.S.
- Exceptional management team
- Size and financial strength to ensure continued growth
- Over US$14 million combined cash

Proposed Transaction Details

- Atna - Canyon merger
- Canyon shareholders receive 0.32 shares of Atna for each Canyon share
- Warrants, options and convertible debt become Atna obligations
- Combined Company will trade as Atna Resources TSX:ATN

Timeline

Transaction announcement
Submit Form F-4 Registration Statement to SEC
SEC review, comments and company response
Mail Registration Statement & Proxy
Canyon Shareholder Meeting
Closing of Transaction

	Atna	Canyon	Combined
Shares Outstanding	64.7 million	53 million	81.7 million
Fully Diluted	67.2 million	73.8 million	90.8 million
Cash*	U.S.$ 12.2 M	U.S.$ 4.3 M	U.S.$ 16.5 M
Debt	Nil	U.S. $825,000 6% LT Convertible Debentures	U.S. $825,000 6% LT Convertible Debentures

*As of September 30,2007

Certain forward-looking statements are included in this publication, including statements relating to a proposed transaction between Canyon Resources Corporation and Atna Resources Ltd. These statements are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. These forward-looking statements reflect Canyon's and Atna's current expectations regarding the proposed transaction, and speak only as of the date of this publication. Investors are cautioned that all forward-looking statements in this publication involve risks and uncertainties that could cause actual results to differ materially from those referred to in the forward-looking statements. Such risks and uncertainties include, among other things: (1) that Canyon stockholders will not support or approve the transaction in a timely manner, if at all; (2) that the closing of the transaction could be materially delayed or more costly and difficult than expected; (3) that the final value of the transaction could be adversely affected by changes in stock price of Atna Resources; and/or (4) that the transaction will not be consummated. A full discussion of other known risks and uncertainties regarding Canyon Resources, its business and operations are included in its Annual Report on Form 10-K, for the year ended December 31, 2006, as filed with the SEC, copies of which are available without charge from Canyon Resources. A full discussion of other known risks and uncertainties regarding Atna Resources, its business and operations are included in its Annual Report on Form 20-F, for the year ended December 31, 2006, as filed with the SEC, copies of which are available without charge from Atna Resources. These filings are also available electronically from the SEC web site at www.sec.gov. If any of the events described in those filings were to occur, either alone or in combination, it is likely that Canyon's or Atna's ability to reach the results described in the forward-looking statements could be impaired and Canyon's and/or Atna's stock price could be adversely affected. Neither Canyon Resources or Atna Resources undertake any obligation to update or correct any forward-looking statements included in this publication to reflect events or circumstances occurring after the date of this publication.

Gold Development Focus



WASHINGTON
Seven-Up Pete
MONTANA
OREGON
IDAHO
Pinson
WYOMING
NEVADA
CALIFORNIA
Reward
UTAH
Briggs
ARIZONA

Atna
Pinson

Canyon
Briggs
Reward
Seven Up Pete

Gold Exploration Focus



Jarbidge
Clover
Tuscarora
Elko
Adelaide
Mt. Edna
TJ-DF
Reno
Carson City
Tram
Las Vegas
Searchlight

Atna
Clover
Jarbidge
Searchlight
TJ – DF

Canyon
Adelaide
Tuscarora
Mt. Edna
Tram

Atna
NI43-101

Table of Mineral Resources[(1)]

Cut-off [(2)]	Tons	Grade oz/t	Ounces Au
Measured + Indicated	2,505,000	0.421	1,063,000
Inferred	3,374,000	0.340	1,146,600

[(1)]Project basis: Atna owns 70%, Barrick 30%: Barrick may reverse interest to 30:70 by spending US$30M by April 2009
[(2)]Cut-off 0.20 oz/ton

Canyon
SEC Guide 7

Table of Proven, Probable, and Mineralized Material

Cut-off [(1)]	Tons	Grade g/t	Ounces Au [(3)]
Proven & Probable Reserves	4,338,000	0.030	130,000
Mineralized Material [(2)]	61,782,000	0.031	

[(1)]Cut-off 0.01 – 0.08 oz/ton function of open pit or underground
[(2)]Mineralized material DOES NOT include proven and probable
[(3)]Equity share of in-situ ounces

Proposed Management Structure

- David Watkins, MSc, CEO, Chairman
  40 years of global mining & exploration experience
- James Hesketh, MSc, President & COO
  30 years of banking and global production experience
- David Suleski, BBA, CPA, VP & CFO
  25 years of mining finance and accounting experience
- Bill Stanley, BSc, MBA, VP Exploration
  30 years exploration experience focused in Nevada
- Bonnie Whelan, MBA, Corporate Secretary
  25 years experience in public company administration

Atna Resources Ltd

David Watkins, CEO
Kendra Johnston, Investor Relations
Suite 510, 510 Burrard St
Vancouver, BC
V6C 3A8
Tel: 604-684-2285 Fax: 604-684-8887
Toll Free: 1-800-789-ATNA
www.atna.com

Canyon Resources Corporation

James K. B. Hesketh, President & CEO
Valerie Kimball, Investor Relations
14142 Denver West Parkway, Suite 250
Golden, CO 80401
Tel: 303-278-8464 Fax: 303-279-3772
www.canyonresources.com

Cautionary Note to US Investors:
This publication and other information released by Atna uses the terms "resources", "measured resources", "indicated resources" and "inferred resources". United States investors are advised that, while such terms are recognized and required by Canadian securities laws, the SEC does not recognize them. Under United States standards, mineralization may not be classified as a "reserve" unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made. Mineral resources that are not mineral reserves do not have demonstrated economic viability. United States investors are cautioned not to assume that all or any part of measured or indicated resources will ever be converted into reserves. Inferred resources are in addition to measured and indicated resources. Further, inferred resources have a great amount of uncertainty as to their existence and as to whether they can be mined legally or economically. It cannot be assumed that all or any part of the inferred resources will ever be upgraded to a higher category. Therefore, United States investors are also cautioned not to assume that all or any part of the inferred resources exist, or that they can be mined legally or economically.

This publication is not an offer to sell securities or the solicitation of an offer to buy securities. In connection with the proposed transaction, Atna and Canyon intend to file relevant materials with the SEC, including the filing by Atna with the SEC of a Registration Statement on Form F-4 (the "Registration Statement"), which will include a preliminary prospectus and related materials to register the common shares of Atna to be issued in exchange for Canyon common stock. The Registration Statement will incorporate a proxy statement/ prospectus (the "Proxy Statement/Prospectus") that Canyon plans to mail to its stockholders in connection with obtaining approval to the proposed merger. The Registration Statement and the Proxy Statement/Prospectus will contain important information about Canyon, Atna, the transaction and related matters. Investors and security holders are urged to read the Registration Statement and the Proxy Statement/Prospectus carefully when they are available. Investors and security holders will be able to obtain free copies of the Registration Statement and the Proxy Statement/Prospectus and other documents filed with the SEC by Canyon and Atna through the web site maintained by the SEC at www.sec.gov.